Legend Biotech Announces Positive CHMP Opinion for CARVYKTI® (ciltacabtagene autoleucel) for the Treatment of Patients with Relapsed and Lenalidomide Refractory Multiple Myeloma in Earlier Lines of Therapy

CARVYKTI® is the first CAR-T therapy for patients with relapsed and refractory multiple myeloma to receive a positive CHMP opinion for second line treatment

SOMERSET, N.J.—February 23, 2024 — Legend Biotech Corporation (NASDAQ: LEGN) (Legend Biotech), a global leader in cell therapy, announced today the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) has recommended expansion of the CARVYKTI® label to include adult patients with relapsed and refractory multiple myeloma, who have received at least one prior therapy, including an immunomodulatory agent and a proteasome inhibitor, have demonstrated disease progression on the last therapy, and are refractory to lenalidomide. The Type II variation application was submitted to the EMA by Janssen-Cilag International N.V., an affiliate of Janssen Biotech, Inc., Legend Biotech’s collaborator for the development and commercialization of CARVYKTI®. The positive opinion from the CHMP will now be reviewed by the European Commission which renders the final decision on approval.

“This milestone demonstrates our commitment to transforming the treatment landscape by bringing CARVYKTI® to more patients around the world and in earlier lines of treatment,” said Ying Huang, Ph.D., CEO of Legend Biotech. “This positive opinion showcases our fierce drive, in collaboration with Janssen, to deliver innovative treatment options to patients and provide hope for them and their families.”

The CHMP recommendation for CARVYKTI® is supported by data from the CARTITUDE-4 study (NCT04181827), the first randomized Phase 3 study evaluating the efficacy and safety of CARVYKTI® versus pomalidomide, bortezomib and dexamethasone (PVd) or daratumumab, pomalidomide and dexamethasone (DPd) in the treatment of patients with relapsed and lenalidomide-refractory multiple myeloma who have received one to three prior lines of therapy.i

“The results of the CARTITUDE-4 study demonstrated significant clinical benefit for patients who experience a relapse early in the treatment of their disease,” said Jesús San Miguel, M.D., Ph.D., Professor of Medicine-Haematology, Head of Clinical and Senior Consultant at the Cancer Center Clinica Universidad de Navarra Spain.† “The positive CHMP opinion is an important step towards making CARVYKTI available to more patients in Europe who can benefit from this one-time infusion.”

CARVYKTI® INDICATIONS AND USAGE
CARVYKTI® (ciltacabtagene autoleucel) is a B-cell maturation antigen (BCMA)-directed genetically modified autologous T cell immunotherapy indicated for the treatment of adult patients with relapsed or refractory multiple myeloma, after four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody.

IMPORTANT SAFETY INFORMATION

WARNING: CYTOKINE RELEASE SYNDROME, NEUROLOGIC TOXICITIES, HLH/MAS, PROLONGED and RECURRENT CYTOPENIA, and SECONDARY HEMATOLOGICAL MALIGNANCIES
Cytokine Release Syndrome (CRS), including fatal or life-threatening reactions, occurred in patients following treatment with CARVYKTI®. Do not administer CARVYKTI® to patients with active infection or inflammatory disorders. Treat severe or life-threatening CRS with tocilizumab or tocilizumab and corticosteroids.
Immune Effector Cell-Associated Neurotoxicity Syndrome (ICANS), which may be fatal or life-threatening, occurred following treatment with CARVYKTI®, including before CRS onset, concurrently with CRS, after CRS resolution, or in the absence of CRS. Monitor for neurologic events after treatment with CARVYKTI®. Provide supportive care and/or corticosteroids as needed.
Parkinsonism and Guillain-Barré syndrome and their associated complications resulting in fatal or life-threatening reactions have occurred following treatment with CARVYKTI®.
Hemophagocytic Lymphohistiocytosis/Macrophage Activation Syndrome (HLH/MAS), including fatal and life-threatening reactions, occurred in patients following treatment with CARVYKTI®. HLH/MAS can occur with CRS or neurologic toxicities.
Prolonged and/or recurrent cytopenias with bleeding and infection and requirement for stem cell transplantation for hematopoietic recovery occurred following treatment with CARVYKTI®.
Secondary hematological malignancies, including myelodysplastic syndrome and acute myeloid leukemia, have occurred following treatment with CARVYKTI®.
CARVYKTI® is available only through a restricted program under a Risk Evaluation and Mitigation Strategy (REMS) called the CARVYKTI® REMS Program.

WARNINGS AND PRECAUTIONS

CYTOKINE RELEASE SYNDROME (CRS) including fatal or life-threatening reactions, occurred following treatment with CARVYKTI® in 95% (92/97) of patients receiving ciltacabtagene autoleucel. Grade 3 or higher CRS (2019 ASTCT grade) occurred in 5% (5/97) of patients, with Grade 5 CRS reported in 1 patient. The median time to onset of CRS was 7 days (range: 1-12 days). The most common manifestations of CRS included pyrexia (100%), hypotension (43%), increased aspartate aminotransferase (AST) (22%), chills (15%), increased alanine aminotransferase (ALT) (14%) and sinus tachycardia (11%). Grade 3 or higher events associated with CRS included increased AST and ALT, hyperbilirubinemia, hypotension, pyrexia, hypoxia, respiratory failure, acute kidney injury, disseminated intravascular coagulation and hemorrhage, HLH/MAS, angina pectoris, supraventricular and ventricular tachycardia, malaise, myalgias, increased C-reactive protein, ferritin, blood alkaline phosphatase and gamma-glutamyl transferase.
Identify CRS based on clinical presentation. Evaluate for and treat other causes of fever, hypoxia, and hypotension. CRS has been reported to be associated with findings of HLH/MAS, and the physiology of the syndromes may overlap. HLH/MAS is a potentially life-threatening condition. In patients with progressive symptoms of CRS or refractory CRS despite treatment, evaluate for evidence of HLH/MAS. One patient with CRS and suspected HLH/MAS developed a fatal retroperitoneal hemorrhage in the setting of thrombocytopenia, coagulopathy and anticoagulation in another ongoing study of CARVYKTI®.
Sixty-nine of 97 (71%) patients received tocilizumab and/or a corticosteroid for CRS after infusion of ciltacabtagene autoleucel. Forty-four (45%) patients received only tocilizumab, of whom 33 (34%) received a single dose and 11 (11%) received more than one dose; 24 patients (25%) received tocilizumab and a corticosteroid, and one patient (1%) received only corticosteroids. Ensure that a minimum of two doses of tocilizumab are available prior to infusion of CARVYKTI®.
Monitor patients at least daily for 10 days following CARVYKTI® infusion at a REMS-certified healthcare facility for signs and symptoms of CRS. Monitor patients for signs or symptoms of CRS for at least 4 weeks after infusion. At the first sign of CRS, immediately institute treatment with supportive care, tocilizumab, or tocilizumab and corticosteroids.
Counsel patients to seek immediate medical attention should signs or symptoms of CRS occur at any time.
NEUROLOGIC TOXICITIES, which may be severe, life-threatening or fatal, occurred following treatment with CARVYKTI®. Neurologic toxicities included ICANS, neurologic toxicity with signs and symptoms of parkinsonism, Guillain-Barré Syndrome, immune mediated myelitis, peripheral neuropathies, and cranial nerve palsies. Counsel patients on the signs and symptoms of these neurologic toxicities, and on the delayed nature of onset of some of these toxicities. Instruct patients to seek immediate medical attention for further assessment and management if signs or symptoms of any of these neurologic toxicities occur at any time.

Overall, one or more subtypes of neurologic toxicity described below occurred following ciltacabtagene autoleucel in 26% (25/97) of patients, of which 11% (11/97) of patients experienced Grade 3 or higher events. These subtypes of neurologic toxicities were also observed in two ongoing studies.

Immune Effector Cell-Associated Neurotoxicity Syndrome (ICANS): Patients may experience fatal or life-threatening ICANS following treatment with CARVYKTI®, including before CRS onset, concurrently with CRS, after CRS resolution, or in the absence of CRS. ICANS occurred in 23% (22/97) of patients receiving ciltacabtagene autoleucel including Grade 3 or 4 events in 3% (3/97) and Grade 5 (fatal) events in 2% (2/97). The median time to onset of ICANS was 8 days (range 1-28 days). All 22 patients with ICANS had CRS. The most frequent (≥5%) manifestation of ICANS included encephalopathy (23%), aphasia (8%) and headache (6%).

Monitor patients at least daily for 10 days following CARVYKTI® infusion at the REMS-certified healthcare facility for signs and symptoms of ICANS. Rule out other causes of ICANS symptoms. Monitor patients for signs or symptoms of ICANS for at least 4 weeks after infusion and treat promptly. Neurologic toxicity should be managed with supportive care and/or corticosteroids as needed.

Parkinsonism: Of the 25 patients in the CARTITUDE-1 study experiencing any neurotoxicity, six male patients had neurologic toxicity with several signs and symptoms of parkinsonism, distinct from immune effector cell-associated neurotoxicity syndrome (ICANS). Neurologic toxicity with parkinsonism has been reported in other ongoing trials of ciltacabtagene autoleucel. Patients had parkinsonian and non-parkinsonian symptoms that included tremor, bradykinesia, involuntary movements, stereotypy, loss of spontaneous movements, masked facies, apathy, flat affect, fatigue, rigidity, psychomotor retardation, micrographia, dysgraphia, apraxia, lethargy, confusion, somnolence, loss of consciousness, delayed reflexes, hyperreflexia, memory loss, difficulty swallowing, bowel incontinence, falls, stooped posture, shuffling gait, muscle weakness and wasting, motor dysfunction, motor and sensory loss, akinetic mutism, and frontal lobe release signs. The median onset of parkinsonism in the 6 patients in CARTITUDE-1 was 64 days (range 14-914 days) from infusion of ciltacabtagene autoleucel.

Monitor patients for signs and symptoms of parkinsonism that may be delayed in onset and managed with supportive care measures. There is limited efficacy information with medications used for the treatment of Parkinson’s disease, for the improvement or resolution of parkinsonism symptoms following CARVYKTI® treatment.
Guillain-Barré Syndrome: A fatal outcome following Guillain-Barré Syndrome (GBS) has occurred in another ongoing study of ciltacabtagene autoleucel despite treatment with intravenous immunoglobulin (IVIG). Symptoms reported include those consistent with Miller-

Fisher variant of GBS, encephalopathy, motor weakness, speech disturbances and polyradiculoneuritis.
Monitor for GBS. Evaluate patients presenting with peripheral neuropathy for GBS. Consider treatment of GBS with supportive care measures and in conjunction with immunoglobulin and plasma exchange, depending on severity of GBS.

Immune Mediated Myelitis: Grade 3 myelitis has occurred 25 days following treatment in another ongoing study. Symptoms reported included hypoesthesia of the lower extremities and the lower abdomen with impaired sphincter control. Symptoms improved with the use of corticosteroids and intravenous immune globulin. Myelitis was ongoing at the time of death from other cause.

Peripheral Neuropathy: Seven patients in CARTITUDE-1 developed peripheral neuropathy. These neuropathies presented as sensory, motor or sensorimotor neuropathies. Median time of onset of symptoms was 66 days (range 4-914 days), median duration of peripheral neuropathies was 138 days (range 2-692 days) including those with ongoing neuropathy. Patients who experienced peripheral neuropathy also experienced cranial nerve palsies or GBS in other ongoing trials of ciltacabtagene autoleucel. Monitor patients for signs and symptoms of peripheral neuropathies.

Cranial Nerve Palsies: Three patients (3.1%) experienced cranial nerve palsies in CARTITUDE-1. All three patients had 7th cranial nerve palsy; one patient had 5th cranial nerve palsy as well. Median time to onset was 26 days (range 21-101 days) following infusion of ciltacabtagene autoleucel. Occurrence of 3rd and 6th cranial nerve palsy, bilateral 7th cranial nerve palsy, worsening of cranial nerve palsy after improvement, and occurrence of peripheral neuropathy in patients with cranial nerve palsy have also been reported in ongoing trials of ciltacabtagene autoleucel. Monitor patients for signs and symptoms of cranial nerve palsies. Consider management with systemic corticosteroids, depending on the severity and progression of signs and symptoms.
HEMOPHAGOCYTIC LYMPHOHISTIOCYTOSIS (HLH)/MACROPHAGE ACTIVATION SYNDROME (MAS): Fatal HLH occurred in one patient (1%), 99 days after ciltacabtagene autoleucel. The HLH event was preceded by prolonged CRS lasting 97 days. The manifestations of HLH/MAS include hypotension, hypoxia with diffuse alveolar damage, coagulopathy, cytopenia, and multi-organ dysfunction, including renal dysfunction.
One patient with Grade 4 HLH/MAS developed fatal intracerebral and gastrointestinal hemorrhage in the setting of coagulopathy and thrombocytopenia 12 days after treatment in another ongoing study. Patients who develop HLH/MAS have an increased risk of severe bleeding. Monitor hematological parameters in patients with HLH/MAS and transfuse per institutional guidelines.
HLH is a life-threatening condition with a high mortality rate if not recognized and treated early. Treatment of HLH/MAS should be administered per institutional standards.
CARVYKTI® REMS: Because of the risk of CRS and neurologic toxicities, CARVYKTI® is available only through a restricted program under a Risk Evaluation and Mitigation Strategy (REMS) called the CARVYKTI® REMS.
Further information is available at https://www.carvyktirems.com or 1-844-672-0067.

PROLONGED AND RECURRENT CYTOPENIAS: Patients may exhibit prolonged and recurrent cytopenias following lymphodepleting chemotherapy and CARVYKTI® infusion. One patient underwent autologous stem cell therapy for hematopoietic reconstitution due to prolonged thrombocytopenia.

In CARTITUDE-1, 30% (29/97) of patients experienced prolonged Grade 3 or 4 neutropenia and 41% (40/97) of patients experienced prolonged Grade 3 or 4 thrombocytopenia that had not resolved by Day 30 following ciltacabtagene autoleucel infusion.
Recurrent Grade 3 or 4 neutropenia, thrombocytopenia, lymphopenia and anemia were seen in 63% (61/97), 19% (18/97), 60% (58/97), and 37% (36/97) after recovery from initial Grade 3 or 4 cytopenia following infusion. After Day 60 following ciltacabtagene autoleucel infusion, 31%,

12% and 6% of patients had a recurrence of Grade 3 or higher lymphopenia, neutropenia and thrombocytopenia, respectively, after initial recovery of their Grade 3 or 4 cytopenia. Eighty-seven percent (84/97) of patients had one, two, or three or more recurrences of Grade 3 or 4 cytopenias after initial recovery of Grade 3 or 4 cytopenia. Eight and 12 patients had Grade 3 or 4 neutropenia and thrombocytopenia, respectively, at the time of death.
Monitor blood counts prior to and after CARVYKTI® infusion. Manage cytopenias with growth factors and blood product transfusion support according to local institutional guidelines.
INFECTIONS: CARVYKTI® should not be administered to patients with active infection or inflammatory disorders. Severe, life-threatening or fatal infections occurred in patients after CARVYKTI® infusion.
Infections (all grades) occurred in 57 (59%) patients. Grade 3 or 4 infections occurred in 21% (20/97) of patients; Grade 3 or 4 infections with an unspecified pathogen occurred in 15%, viral infections in 7%, bacterial infections in 1%, and fungal infections in 1% of patients. Overall, 5 patients had Grade 5 infections: lung abscess (n=1), sepsis (n=3) and pneumonia (n=1).
Grade 5 infections reported in other studies include bronchopulmonary aspergillosis, pneumocystis jirovecii pneumonia, and CMV colitis (with HSV-1 hepatitis). Another patient developed mycotic aneurysm due to cerebral aspergillosis and died of subarachnoid hemorrhage.
Monitor patients for signs and symptoms of infection before and after CARVYKTI® infusion and treat patients appropriately. Administer prophylactic, pre-emptive and/or therapeutic antimicrobials according to the standard institutional guidelines. Febrile neutropenia was observed in 10% of patients after ciltacabtagene autoleucel infusion, and may be concurrent with CRS. In the event of febrile neutropenia, evaluate for infection and manage with broad-spectrum antibiotics, fluids and other supportive care, as medically indicated.
In a randomized controlled study of relapsed or refractory multiple myeloma (CARTITUDE-4), patients treated with ciltacabtagene autoleucel had an increased rate of fatal COVID-19 infections compared to the standard therapy arm. Counsel patients on the importance of prevention measures. Follow institutional guidelines for the vaccination and management of immunocompromised patients with COVID-19.
Viral Reactivation: Hepatitis B virus (HBV) reactivation, in some cases resulting in fulminant hepatitis, hepatic failure and death, can occur in patients with hypogammaglobulinemia. Perform screening for Cytomegalovirus (CMV), HBV, hepatitis C virus (HCV), and human immunodeficiency virus (HIV), or any other infectious agents if clinically indicated in accordance with clinical guidelines before collection of cells for manufacturing. Consider antiviral therapy to prevent viral reactivation per local institutional guidelines/clinical practice.

HYPOGAMMAGLOBULINEMIA was reported as an adverse event in 12% (12/97) of patients; laboratory IgG levels fell below 500 mg/dL after infusion in 92% (89/97) of patients. Monitor immunoglobulin levels after treatment with CARVYKTI® and administer IVIG for IgG <400 mg/dL. Manage per local institutional guidelines, including infection precautions and antibiotic or antiviral prophylaxis.

Use of Live Vaccines: The safety of immunization with live viral vaccines during or following CARVYKTI® treatment has not been studied. Vaccination with live virus vaccines is not recommended for at least 6 weeks prior to the start of lymphodepleting chemotherapy, during CARVYKTI® treatment, and until immune recovery following treatment with CARVYKTI®.

HYPERSENSITIVITY REACTIONS have occurred in 5% (5/97) of patients following ciltacabtagene autoleucel infusion. Serious hypersensitivity reactions, including anaphylaxis, may be due to the dimethyl sulfoxide (DMSO) in CARVYKTI®. Patients should be carefully monitored for 2 hours after infusion for signs and symptoms of severe reaction. Treat promptly and manage appropriately according to the severity of the hypersensitivity reaction.

SECONDARY MALIGNANCIES: Patients treated with CARVYKTI® may develop secondary malignancies. Myeloid neoplasms (five cases of myelodysplastic syndrome, three cases of acute myeloid leukemia and two cases of myelodysplastic syndrome followed by acute myeloid leukemia) occurred in 10% (10/97) of patients in CARTITUDE-1 study following treatment with CARVYKTI®. The median time to onset of myeloid neoplasms was 485 days (range: 162 to

1040 days) after treatment with CARVYKTI®. Nine of these 10 patients died following the development of myeloid neoplasms; four of the 10 cases of myeloid neoplasm occurred after initiation of subsequent antimyeloma therapy. Cases of myelodysplastic syndrome and acute myeloid leukemia have also been reported in the post marketing setting. Monitor life-long for secondary malignancies. In the event that a secondary malignancy occurs, contact Janssen Biotech, Inc., at 1-800-526-7736 for reporting and to obtain instructions on collection of patient samples.

EFFECTS ON ABILITY TO DRIVE AND USE MACHINES: Due to the potential for neurologic events, including altered mental status, seizures, neurocognitive decline, or neuropathy, patients are at risk for altered or decreased consciousness or coordination in the 8 weeks following CARVYKTI® infusion. Advise patients to refrain from driving and engaging in hazardous occupations or activities, such as operating heavy or potentially dangerous machinery during this initial period, and in the event of new onset of any neurologic toxicities.

ADVERSE REACTIONS

The most common non-laboratory adverse reactions (incidence greater than 20%) are pyrexia, cytokine release syndrome, hypogammaglobulinemia, hypotension, musculoskeletal pain, fatigue, infections of unspecified pathogen, cough, chills, diarrhea, nausea, encephalopathy, decreased appetite, upper respiratory tract infection, headache, tachycardia, dizziness, dyspnea, edema, viral infections, coagulopathy, constipation, and vomiting. The most common laboratory adverse reactions (incidence greater than or equal to 50%) include thrombocytopenia, neutropenia, anemia, aminotransferase elevation, and hypoalbuminemia.
Please read full Prescribing Information, including Boxed Warning, for CARVYKTI®.

ABOUT CARVYKTI® (CILTACABTAGENE AUTOLEUCEL; CILTA-CEL)
Ciltacabtagene autoleucel is a BCMA-directed, genetically modified autologous T-cell immunotherapy, which involves reprogramming a patient’s own T-cells with a transgene encoding a chimeric antigen receptor (CAR) that identifies and eliminates cells that express BCMA. The cilta-cel CAR protein features two BCMA-targeting single domain antibodies designed to confer high avidity against human BCMA. Upon binding to BCMA-expressing cells, the CAR promotes T-cell activation, expansion, and elimination of target cells.ii

In December 2017, Legend Biotech entered into an exclusive worldwide license and collaboration agreement with Janssen Biotech, Inc. (Janssen), a Johnson & Johnson company, to develop and commercialize cilta-cel. In February 2022, cilta-cel was approved by the U.S. Food and Drug Administration (FDA) under the brand name CARVYKTI® for the treatment of adults with relapsed or refractory multiple myeloma.  In May 2022, the European Commission (EC) granted conditional marketing authorization of CARVYKTI® for the treatment of adults with relapsed and refractory multiple myeloma. In September 2022, Japan’s Ministry of Health, Labour and Welfare (MHLW) approved CARVYKTI®. Cilta-cel was granted Breakthrough Therapy Designation in the U.S. in December 2019 and in China in August 2020. In addition, cilta-cel received a PRIority MEdicines (PRIME) designation from the European Commission in April 2019. Cilta-cel also received Orphan Drug Designation from the U.S. FDA in February 2019, from the European Commission in February 2020, and from the Pharmaceuticals and Medicinal Devices Agency (PMDA) in Japan in June 2020. In March 2022, the European Medicines Agency’s Committee for Orphan Medicinal Products recommended by consensus that the orphan designation for cilta-cel be maintained on the basis of clinical data demonstrating improved and sustained complete response rates following treatment.

ABOUT CARTITUDE-4

CARTITUDE-4 (NCT04181827) is an ongoing, international, randomized, open-label Phase 3 study evaluating the efficacy and safety of cilta-cel versus pomalidomide, bortezomib and dexamethasone (PVd) or daratumumab, pomalidomide and dexamethasone (DPd) in adult patients with relapsed and lenalidomide-refractory multiple myeloma who received one to three prior lines of therapy, including a PI and an IMiD. The primary endpoint of the study was progression-free survival.iii

ABOUT MULTIPLE MYELOMA

Multiple myeloma is an incurable blood cancer that starts in the bone marrow and is characterized by an excessive proliferation of plasma cells.iv In 2024, it is estimated that more than 35,000 people will be diagnosed with multiple myeloma, and more than 12,000 people will die from the disease in the U.S.v While some patients with multiple myeloma initially have no symptoms, most patients are diagnosed due to symptoms that can include bone problems, low blood counts, calcium elevation, kidney problems or infections.vi

ABOUT LEGEND BIOTECH

Legend Biotech is a global biotechnology company dedicated to treating, and one day curing, life-threatening diseases. Headquartered in Somerset, New Jersey, we are developing advanced cell therapies across a diverse array of technology platforms, including autologous and allogeneic chimeric antigen receptor T-cell, gamma-delta T cell (gd T) and natural killer (NK) cell-based immunotherapy. From our three R&D sites around the world, we apply these innovative technologies to pursue the discovery of cutting-edge therapeutics for patients worldwide.

Learn more at www.legendbiotech.com and follow us on X (formerly Twitter) and LinkedIn.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to Legend Biotech’s strategies and objectives; statements relating to CARVYKTI®, including Legend Biotech’s expectations for CARVYKTI®; statements relating to the patient population for CARVYKTI®, including expectations on expanding the patient population; statements about submissions for CARVYKTI®, and the progress of such submissions with the U.S. Food and Drug Administration (FDA) and other regulatory authorities; and the potential benefits of Legend Biotech’s product candidates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Legend Biotech’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the U.S. litigation process; competition in general; government, industry, and general product pricing and other political pressures; the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation; as well as the other factors discussed in the “Risk Factors”

section of Legend Biotech’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2023. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed, estimated or expected. Any forward-looking statements contained in this press release speak only as of the date of this press release. Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

†Professor Jesús San Miguel, M.D., Ph.D., Professor of Medicine-Haematology, Head of Clinical and Senior Consultant at the Cancer Center Clinica Universidad de Navarra, Spain has provided consulting and advisory services to Legend Biotech; he has not been paid for any media work.

INVESTOR CONTACT:

Jessie Yeung
Tel: (732) 956-8271
jessie.yeung@legendbiotech.com

PRESS CONTACT:
Alexandra Ventura
Tel: (732) 850-5598
media@legendbiotech.com

REFERENCES

i ClinicalTrials.gov. A Study Comparing JNJ-68284528, a CAR-T Therapy Directed Against B-cell Maturation Antigen (BCMA), Versus Pomalidomide, Bortezomib and Dexamethasone (PVd) or Daratumumab, Pomalidomide and Dexamethasone (DPd) in Participants With Relapsed and Lenalidomide-Refractory Multiple Myeloma (CARTITUDE-4). Available at: https://clinicaltrials.gov/study/NCT04181827. Accessed Nov 2023
ii CARVYKTI™ Prescribing Information. Horsham, PA: Janssen Biotech, Inc
iii ClinicalTrials.gov. A Study Comparing JNJ-68284528, a CAR-T Therapy Directed Against B-cell Maturation Antigen (BCMA), Versus Pomalidomide, Bortezomib and Dexamethasone (PVd) or Daratumumab, Pomalidomide and Dexamethasone (DPd) in Participants With Relapsed and Lenalidomide-Refractory Multiple Myeloma (CARTITUDE-4). Available at: https://clinicaltrials.gov/study/NCT04181827. Accessed Nov 2023
iv American Society of Clinical Oncology. Multiple myeloma: introduction. Available at: https://www.cancer.net/cancer-types/multiple-myeloma/introduction. Accessed March 2023
v American Cancer Society. “Key Statistics About Multiple Myeloma.” Available at: https://www.cancer.org/cancer/multiple-myeloma/about/key-statistics.html#:~:text=Multiple%20myeloma%20is%20a%20relatively,men%20and%2015%2C370%20in%20women. Accessed February 2024
vi American Cancer Society. Multiple myeloma: early detection, diagnosis, and staging. Available at: https://www.cancer.org/content/dam/CRC/PDF/Public/8740.00.pdf. Accessed March 2023